As filed with the Securities and Exchange Commission on January 27, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2004

DYNEA INTERNATIONAL OY

13 Snellmaninkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [ ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ]	No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNEA INTERNATIONAL OY
By: /s/ Filip Frankenhaeuser Name: Filip Frankenhaeuser Title: Executive Vice President and Chief Financial Officer

Date: January 27, 2004

Exhibit 1.1 Appointments in Dynea Group dated January 27, 2004